                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                    SCHEDULE 13D/A

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)

                                         SYS
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                                   (Name of Issuer)

                                 No Par Common Stock
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                            (Title of Class of Securities)

                                     871880 10 0
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                                    (CUSIP Number)

                               Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione, P.C.
             1901 Avenue of the Stars, Suite 1100, Los Angeles, CA 90067
                                    (310) 556-4660

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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   November 6, 1996
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

                                     Page 1 of 8

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                                     SCHEDULE 13D
CUSIP No.     871880 10 0                                     Page 2 of 8 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert D. Mowry
         SSN: ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U. S.
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                NUMBER OF         7    SOLE VOTING POWER
                 SHARES                17,000
              BENEFICIALLY        ---------------------------------------------
                OWNED BY          8    SHARED VOTING POWER
                  EACH                 355,800
                REPORTING         ---------------------------------------------
                 PERSON           9    SOLE DISPOSITIVE POWER
                  WITH                 17,000
                                  ---------------------------------------------
                                  10   SHARED DISPOSITIVE POWER
                                       355,800
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         554,925 (See response to Item 5)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.7%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         IN

                                     SCHEDULE 13D
CUSIP No.     871880 10 0                                     Page 3 of 8 Pages

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles H. Werner
         SSN: ###-##-####

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

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3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF; OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         U. S.
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               NUMBER OF               7    SOLE VOTING POWER
                SHARES                      199,125
              BENEFICIALLY             ----------------------------------------
                OWNED BY               8    SHARED VOTING POWER
                 EACH                       0
               REPORTING               ----------------------------------------
                PERSON                 9    SOLE DISPOSITIVE POWER
                 WITH                       199,125
                                       ----------------------------------------
                                       10   SHARED DISPOSITIVE POWER
                                            0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         554,925 (See response to Item 5)

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.7%

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14  TYPE OF REPORTING PERSON*
         IN

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                                     Page 3 of 8

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                                     SCHEDULE 13D
CUSIP No.     871880 10 0                                     Page 4 of 8 Pages

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BIG CANYON INVESTMENTS, a California corporation
         TIN:33-067 5511
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
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3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         California
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                NUMBER OF                    7    SOLE VOTING POWER
                 SHARES                           338,800
              BENEFICIALLY                   -----------------------------------
                OWNED BY                     8    SHARED VOTING POWER
                  EACH                            0
                REPORTING                    -----------------------------------
                 PERSON                      9    SOLE DISPOSITIVE POWER
                  WITH                            338,800
                                             -----------------------------------
                                             10   SHARED DISPOSITIVE POWER
                                                  0

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         554,925 (See response to Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.7%
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14  TYPE OF REPORTING PERSON*
         CO

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                                     SCHEDULE 13D
CUSIP No.     871880 10 0                                     Page 5 of 8 Pages

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ITEM 1.  SECURITY AND ISSUER

         The title and class of this statement relates to SYS's no par value common stock (the "Common Stock"). SYS's principal executive offices are located at 6363 Greenwich Drive, Suite 200, San Diego, California 92122.

         The last known filing pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is SYS's 1996 Annual Report on Form 10-K. Based on the 1996 Form 10-K of SYS, the undersigned believe there are 2,827,186 outstanding shares of Common Stock. The securities are not presently traded on any national securities exchange.

ITEM 2.  IDENTITY AND BACKGROUND

    1)   a)   Name:  Big Canyon Investments, Inc., a California corporation
         b)   Business address:  1280 Bison Avenue, B9-614, Newport Beach,
              California 92660
         c)   Principal business:  investments and management of investments
         d)   Criminal proceedings: none
         e)   Civil proceedings: none
         f)   Citizenship:  a California corporation

    2)   a)   Name:  Robert D. Mowry
         b)   Business address:  19 Cherry Hills Lane, Newport Beach,
              California  92660
         c)   Principal occupation:  President of Big Canyon Investments, Inc.,
                                  (see above for address and description); Mr.
                                  Mowry also is the President of North American Timeshare, Inc., dba United Computer Systems, which sells computer hardware and software, and provides maintenance on the software. North American Timeshare, Inc. has a business address at 8726 South Sepulveda Boulevard, Suite C171, Los Angeles, California 90045
         d)   Criminal proceedings:  none
         e)   Civil proceedings:  none
         f)   Citizenship:  US

    3)   a)   Name:  Charles H. Werner
         b)   Business address:  Post Office Box 1966, Rancho Santa Fe,
              California 92607
         c)   Principal occupation:  Consultant, Director of SYS
         d)   Criminal proceedings:  none
         e)   Civil proceedings:  none
         f)   Citizenship:  US

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Big Canyon Investments, Inc. directly borrowed, through an unsecured note, $20,000 in funds from its sole shareholder, Robert D. Mowry to make the purchase of 188,800 shares of Common Shares. (Mr. Mowry's personal funds were used to fund the loan). Big Canyon Investments, Inc. borrowed, through an unsecured loan from an unaffiliated third party, $15,885 for the purchase of the 150,000 shares.

         Mr. Mowry used his personal funds to purchase of 17,000 shares of Common Stock he owns. Such shares were purchased on or about April 1991.

         Mr. Werner used personal funds of $7,350 to acquire 19,600 shares of Common Stock on December 29, 1989, funds of $29,972 from a pension plan of which he is the beneficiary to acquire 79,925 shares of Common

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                                     SCHEDULE 13D
CUSIP No.     871880 10 0                                     Page 6 of 8 Pages

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Stock on September 15, 1989, and funds of $25,896 from the same pension plan to acquire 99,600 shares of stock on April 2, 1991.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Mowry, individually and through Big Canyon Investments, Inc., has acquired the SYS shares of Common Stock, and plans to acquire additional shares, with the goal of obtaining a possible presence on the board of directors, possibly changing the board of directors and possible control over the management and policies of SYS. Mr. Mowry intends, through control of SYS shares of Common Stock, to influence and develop SYS's future direction and growth in the hi-tech governmental and non-defense related markets. Mr. Werner initially obtained his Shares of Common Stock for investment, and presently anticipates joining Mr. Mowry in changing the board of directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    1)   a)   Big Canyon Investments, Inc. holds 338,500 shares of Common
Stock, which represents 13.7% of the believed 2,287,186 outstanding shares of Common Stock of SYS. Mr. Mowry now holds 17,000 shares of Common Stock, which represents 0.6% of the believed 2,827,186 outstanding shares of Common Stock of SYS.

         Mr. Mowry, Big Canyon Investments, Inc. and Mr. Werner hold 554,925 shares of Common Stock, which represents 19.7% of the believed 2,827,186 outstanding shares of Common Stock.

         b) As Mr. Mowry is the sole shareholder of Big Canyon Investments, Inc., he beneficially owns and controls all of Big Canyon Investments, Inc.'s shares as it relates to voting and disposition.

         c) On May 22, 1996, Big Canyon Investments, Inc. purchased 188,800 shares of Common Stock from Citicorp Venture Capital Ltd., with payment to their agent Sycamore Management Corporation, for $20,000 (or approximately 10.6 cents per share) in a private purchase transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the seller in New York, the seller's agent in New Jersey, and the buyer in California.

         On July 26, 1996, Big Canyon Investments, Inc. purchased an additional 150,000 shares of no par value common stock from Camp, Dresser and McKee for $15,885 (or approximately 10.6 cents per share) in a private purchase transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the seller in Cambridge, Massachusetts and the buyer in California.

         Mr. Mowry has owned his 17,000 shares of Common Stock for over sixty days.

         d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

         e)   Not applicable.

    2)   a)   Mr. Werner holds 199,125 shares of Common Stock which represents
7.0% of the believed 2,827,186 outstanding shares of SYS Common Stock.

         Mr. Mowry, Big Canyon Investments, Inc. and Mr. Werner hold 554,925 shares of Common Stock, which represents 19.7% of the believed 2,827,186 outstanding shares of Common Stock.

         b) Mr. Werner has sole vesting power and disposition power of the SYS shares of Common Stock.

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                                     SCHEDULE 13D
CUSIP No.     871880 10 0                                     Page 7 of 8 Pages

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         c)   Mr. Werner has owned his shares of Common Stock for more than 60 days.

         d) No other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds in the sale of, the above securities.

         e)   Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Due to the relationship identified above in Item 5(1)(b), Mr. Mowry has complete discretion and control over all of the securities held by Big Canyon Investments, Inc. Mr. Werner has Mr. Mowry have an informal understanding to vote their shares of Common Stock in a manner which will achieve the purposes set forth in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Agreement to File Single Statements.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of all the parties identified in Item 2 above.

    Dated:    November 15, 1996        Big Canyon Investments, Inc.,
                                         a California corporation



                                       By:  /s/Robert D. Mowry
                                            -----------------------------------
                                            Robert D. Mowry
                                       Its: Its President


                                            /s/Robert D. Mowry
                                            -----------------------------------
                                            Robert D. Mowry


                                            /s/Charles H. Werner
                                            -----------------------------------
                                            Charles H. Werner

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                                     SCHEDULE 13D
CUSIP No.     871880 10 0                                     Page 8 of 8 Pages

                                      EXHIBIT A

                          AGREEMENT TO FILE SINGLE STATEMENT

    This agreement is entered into the 15th day of November 1996, by and between Charles H. Werner, Robert D. Mowry and Big Canyon Investments, Inc., a California corporation.

                                       RECITALS

    A. The parties are aligned in interest regarding the ownership and control of SYS no par value common shares; and

    B. The parties desire that a single Schedule 13D be filed on each of their behalf.

    NOW, THEREFORE, the parties agree that a single Schedule 13D shall be filed on behalf of each of them by Mr. Mowry, and that all filing costs be payable by Big Canyon Investments, Inc.

    IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement to file Single Statement as of the day and year first written above.

                                       BIG CANYON INVESTMENTS, INC.,
                                         a California corporation


                                       By:  /s/Robert D. Mowry
                                            -----------------------------------
                                            Robert D. Mowry, President


                                            /s/Robert D. Mowry
                                            -----------------------------------
                                            Robert D. Mowry


                                            /s/Charles H. Werner
                                            -----------------------------------
                                            Charles H. Werner